Filed by Captivision Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Jaguar Global Growth Corporation I

Commission File No.: 001-41284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 11, 2023 (September 7, 2023)

JAGUAR GLOBAL GROWTH CORPORATION I

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41284	98-1593783
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 Brickell Key Drive,
Suite 700 Miami, Florida	33131
(Address of Principal Executive Offices)	(Zip Code)

(646) 663-4945

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one right and one-half of one redeemable warrant	JGGCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	JGGC	The Nasdaq Stock Market LLC
Rights entitling the holder thereof to receive one-twelfth (1/12) of one Class A ordinary share of JGGC	JGGCR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	JGGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into Material Definitive Agreement

Amendment No. 4 to Business Combination Agreement

As previously disclosed, on March 2, 2023, Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“JGGC”), Captivision Inc. (FKA Phygital Immersive Limited), a Cayman Islands exempted company limited by shares (“New PubCo”), Jaguar Global Growth Korea Co., Ltd., a stock corporation (“chusik hoesa”) organized under the laws of the Republic of Korea (“Exchange Sub”), and GLAAM Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of the Republic of Korea (“GLAAM”), entered into a Business Combination Agreement (as amended on June 16, 2023, July 7, 2023, July 18, 2023 and as it may be amended and/or restated from time to time, the “Business Combination Agreement”). Capitalized terms used herein and not defined are used as defined therein.

On September 7, 2023, JGGC, New PubCo, Exchange Sub and GLAAM entered into that certain Amendment No. 4 to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment amends and restates the following Sections to the Business Combination Agreement as follows: (a) the third Recital to provide that immediately after the Closing Date, all Company Shareholders will transfer their respective Company Common Shares to Exchange Sub in exchange for New PubCo Ordinary Shares held by Exchange Sub, and immediately thereafter, in consideration for such exchange, Exchange Sub will distribute to New PubCo all such Company Common Shares; and (b) Section 2.2 to provide that on the Closing Date, Exchange Sub shall subscribe for the Aggregate Share Swap Consideration and distribute all of the Company Common Shares it receives from Company Shareholders to New PubCo in exchange for the Aggregate Share Swap Consideration received by Exchange Sub from New PubCo.

No other changes were made to the Business Combination Agreement. The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Business Combination Agreement is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by JGGC with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2023 and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed business combination, New PubCo has filed with the SEC a registration statement on Form F-4, which includes a preliminary prospectus with respect to New PubCo securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the shareholder meeting of JGGC to vote on, among other things, the business combination. The registration statement filed with the SEC has not yet become effective. JGGC’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT JGGC, GLAAM AND THE PROPOSED BUSINESS COMBINATION. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of JGGC as of a record date to be established for voting on the proposed business combination. Shareholders are also, or will be, able to obtain copies of the registration statement, the preliminary proxy statement/prospectus, any amendments thereto, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or upon written request to JGGC at Jaguar Global Growth Corporation I, 601 Brickell Key Drive, Suite 700, Miami, FL 33131.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

JGGC and its directors and executive officers may be deemed participants in the solicitation of proxies from JGGC’s shareholders with respect to the business combination. A list of the names of JGGC’s directors and executive officers and a description of their interests in JGGC is contained in the registration statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov.

New PubCo, GLAAM and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of JGGC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is contained in the registration statement, which was filed with the SEC by New PubCo and is available free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of New PubCo, GLAAM or JGGC. Forward-looking statements generally relate to future events or JGGC’s, GLAAM’s or New PubCo’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by JGGC and its management, and GLAAM and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond New PubCo’s and GLAAM’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the outcome of any legal proceedings or regulatory matters or investigations that may be instituted against JGGC, GLAAM, New PubCo or others; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of JGGC or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of JGGC or GLAAM as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of New PubCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that JGGC, GLAAM or New PubCo may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on GLAAM’s business and/or the ability of the parties to complete the proposed business combination; (12) GLAAM’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in JGGC’s final prospectus relating to its initial public offering and in JGGC’s and New PubCo’s subsequent filings with the SEC, including the registration statement on Form F-4, which includes the preliminary proxy statement/prospectus, relating to the business combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of JGGC, GLAAM or New PubCo undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K.

No Offer or Solicitation

This communication and or/other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the business combination. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit

2.1	Amendment No. 4 to Business Combination Agreement, dated September 7, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 11, 2023

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Anthony R. Page
Name:	Anthony R. Page
Title:	Chief Financial Officer

Exhibit 2.1

AMENDMENT NO. 4

TO

BUSINESS COMBINATION AGREEMENT

This AMENDMENT is made and entered into as of September 7, 2023 (this “Amendment”), by and among Captivision Inc. (FKA Phygital Immersive Limited), a Cayman Islands exempted company limited by shares, Jaguar Global Growth Korea Co., Ltd., a stock corporation (“chusik hoesa”) organized under the laws of Korea, GLAAM Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Company”), and Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“SPAC”). Each of the foregoing will individually be referred to herein as a “Party” and, collectively as the “Parties”. Capitalized terms used, but not otherwise defined, herein shall have the respective meanings assigned to such terms in the Agreement (as defined below).

RECITALS:

WHEREAS, the Parties entered into that certain Business Combination Agreement dated as of March 2, 2023 (as amended from time to time in accordance with its terms, the “Agreement”);

WHEREAS, pursuant to Section 11.12 of the Agreement, the Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties; and

WHEREAS, the undersigned, comprising each of the Parties, desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the covenants, promises and the representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1. Amendment to Agreement Recitals. The third Recital of the Agreement is hereby amended and restated to read in its entirety as follows:

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Companies Act (as defined below), the Parties desire to enter into a business combination transaction whereby on the Closing Date (as defined below) (i) SPAC shall be merged with and into New PubCo, with New PubCo surviving the merger, (ii) immediately thereafter, all shareholders of the Company (the “Company Shareholders”) will transfer their respective Company Common Shares (as defined below) to Exchange Sub in exchange for New PubCo Ordinary Shares (as defined below) held by Exchange Sub (which New PubCo Ordinary Shares were issued by New PubCo to Exchange Sub for purposes of being exchanged by Exchange Sub with the Company Shareholders in accordance with this step) and, (iii) immediately thereafter, in consideration of the New PubCo Ordinary Shares that Exchange Sub received from New PubCo and subsequently exchanged with the Company Shareholders in the transfer described in the immediately foregoing clause (ii), Exchange Sub will distribute to New PubCo all such Company Common Shares it received from the Company Shareholders in the transfer described in the immediately foregoing clause (ii);

2. Amendment to Section 2.2 of the Agreement. Section 2.2 of the Agreement is hereby amended and restated to read in its entirety as follows:

2.2 Share Swap. On the Closing Date, upon the terms and subject to the conditions set forth in this Agreement, immediately following the Merger Effective Time, (a) Exchange Sub shall subscribe for and New PubCo shall issue the Aggregate Share Swap Consideration to Exchange Sub, (b) each Company Shareholder shall sell, transfer, convey, assign and deliver all of the Company Common Shares it holds to Exchange Sub in exchange for the number of New PubCo Ordinary Shares required to be paid to such

Company Shareholder pursuant to Section 3.2(b), and (c) Exchange Sub shall distribute all of the Company Common Shares it receives from Company Shareholders pursuant to the preceding clause (b) to New PubCo in exchange for the Aggregate Share Swap Consideration received by Exchange Sub from New PubCo pursuant to the preceding clause (a), which Aggregate Share Swap Consideration shall be distributed in accordance with Section 3.4 (collectively, the “Share Swap” and such time as the Share Swap is consummated being the “Share Swap Effective Time”).

3. Affirmations. Each of the Parties hereby (i) affirms the terms of the Agreement as modified by this Amendment, and (ii) agrees that the terms and conditions of the Agreement as modified by this Amendment shall continue in full force and effect.

4. Governing Law. This Amendment and any action, suit, dispute, controversy or claim arising out of this Amendment, or the validity, interpretation, breach or termination of this Agreement, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

5. Counterparts; Electronic Delivery. This Amendment may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Amendment (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

6. References. Any reference to the Agreement contained in any notice, request, certificate or other document executed concurrently with or after the execution and delivery of this Amendment shall be deemed to refer to the Agreement as modified by this Amendment unless the context shall otherwise require. For the avoidance of doubt, references to the phrases “the date of this Agreement” or “the date hereof”, wherever used in the Agreement, as amended by this Amendment, shall mean March 2, 2023.

7. Other Provisions. All other provisions of the Agreement not specifically amended by this Amendment shall remain in full force and effect. Section 11.2 (Interpretation), Section 11.5 (Severability), Section 11.8 (Consent to Jurisdiction; Waiver of Jury Trial) and Section 11.9 (Rules of Construction) of the Agreement are incorporated herein by reference and shall apply mutatis mutandis to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Gary Garrabrant
Name:	Gary Garrabrant
Title:	Chief Executive Officer

CAPTIVISION INC.

By:	/s/ Ho Joon Lee
Name:	Ho Joon Lee
Title:	Director

JAGUAR GLOBAL GROWTH KOREA CO., LTD.

By:	/s/ Anthony Page
Name:	Anthony Page
Title:	Director

GLAAM CO., LTD.

By:	/s/ Keong Rae Kim
Name:	Keong Rae Kim
Title:	Representative Director

[Signature Page to Amendment No. 4 to Business Combination Agreement]